UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Savara Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

805111101

(CUSIP Number)

June 7, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 805111101

1.	Names of Reporting Persons Zambon SpA (“ZSPA”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,693,540 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 4,693,540 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,693,540 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.5%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 805111101

1.	Names of Reporting Persons Zambon Company SpA (“ZCSPA”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,693,540 shares (1)

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 4,693,540 shares (1)

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,693,540 shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.5%

12.	Type of Reporting Person (See Instructions) CO

(1) Represents shares held directly by ZSPA, a wholly-owned subsidiary of ZCSPA.

Item 1.
	(a)	Name of Issuer Savara Inc.
	(b)	Address of Issuer’s Principal Executive Offices 900 South Capital of Texas Highway, Las Cimas IV, Suite 150 Austin, TX 78746

Item 2.
	(a)	Name of Person Filing Zambon Company SpA (“ZCSPA”) and Zambon SpA (“ZSPA”). The foregoing entities are collectively referred to as the “Reporting Persons.”
	(b)	Address of Principal Business Office or, if none, Residence Zambon Company SpA Via Lillo del Duca, 10 Bresso, MI 20091 Italy Zambon SpA Via Lillo del Duca, 10 Bresso, MI 20091 Italy
	(c)	Citizenship ZCSPA is a corporation organized under the laws of Italy. ZSPA is a corporation organized under the laws of Italy.
	(d)	Title of Class of Securities Common Stock, $0.001 Par Value
	(e)	CUSIP Number 805111101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons is based upon 24,102,956 shares of Common Stock outstanding as of June 7, 2017, as reported in the Issuer’s prospectus supplement dated June 2, 2017, including 613,157 sold pursuant to the partial exercise of the underwriters' option to purchase additional shares of Common Stock.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b)	Percent of class: See Row 11 of cover page for each Reporting Person.
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii)	Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii)	Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv)	Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2017

ZAMBON COMPANY SPA

By:	Rosella De Dominicis
Head of Legal Affairs

ZAMBON SPA

By:	Rosella De Dominicis
Head of Legal Affairs

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).